UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                         Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Press Release, dated May 14, 2024	3

2.	Earnings Presentation, dated May 14, 2024	7

Page 1 of 4 First Quarter 2024 Results Grifols on track to meet full-year guidance and reduce debt12 Barcelona, Spain – May 14, 2024 – Grifols (MCE:GRF, MCE:GRF.P, NASDAQ:GRFS), a global healthcare company and leading manufacturer of plasma-derived medicines, today provided a Business Update and reported its 2024 First Quarter Financial Results. The company is committed to profitable and sustainable growth, with a focus on generating free cash flow and reducing debt, as well as accelerating innovation and executing operations effectively to drive further value for all shareholders. Thomas Glanzmann, Executive Chairman, commented, “Despite a challenging and unwarranted backdrop to the first quarter, the company continues to make progress against its 2024 commitments and goals, building on its strong fundamentals. The first quarter was marked by revenue growth, profitability increase, improvements in corporate governance, and progress in innovation. We are also excited to welcome Nacho Abia as our new CEO and look forward to his strong leadership. Together, our primary focus is to further strengthen the financial position of the company. Significant steps in line with our commitments have been taken with the completion of the issuance of a EUR 1 billion bond and the upcoming closing of the SRAAS deal in June 2024”. Nacho Abia, Chief Executive Officer, said, “Since taking over as CEO last month, it has quickly become clear that Grifols operates in fast-growing industry, possesses a deep bench of talent, a strong product franchise and a proven track record. My priorities are increasing free cash flow and reducing debt while also accelerating growth, strengthening innovation and enhancing operational efficiencies to deliver shareholder value”. 1 Operating or constant currency (cc) excludes changes rate variations reported in the period. 2 Since January 2024, SRAAS's EBITDA contribution has accounted for 6.6% of the share; the remaining 20% is classified as an asset held-for-sale. • Total revenue increases by 5.5% cc1 (+6.8% cc excluding Q1’23 Diagnostic one-off) to EUR 1,626 million driven by Biopharma’s strong performance (+9.4% cc) • Adjusted EBITDA increases to EUR 350 million, representing a 21.6% margin, up 280 bps like-for-like2 compared to the same quarter last year • Net profit at EUR 21m, and improvement of EUR 129 million compared to Q1’23 • Free cash flow for FY24 expected to be positive throughout the year, offsetting the reported EUR (253) million in the first quarter due to non-recurring impacts in net working capital • Grifols is firmly addressing 2025 debt maturities with the successful issuance of EUR 1 billion bond private offering in April, coupled with the closing of the sale of a 20% stake in Shanghai RAAS to the Haier Group for EUR 1.6 billion in June 2024 • Grifols is on track to meet guidance for 2024: revenues exceeding EUR 7 billion and adjusted EBITDA over EUR 1.8 billion; currently working to improve FCF guidance in light of several ongoing initiatives

Page 2 of 4 Business Segment Performance In the first quarter of 2024, total revenue reached EUR 1,626 million, a year-over-year increase of 5.5% cc (+4.1% reported). Excluding a one-off of EUR 19 million in Diagnostic in the first quarter of 2023, total revenues increased by 6.8% cc. Biopharma reached EUR 1,395 million in revenues, up by 9.4% cc (+8.1% reported), driven by strong demand and plasma supply, supported by a double-digit revenue growth in the European Union (EU). The immunoglobulin franchise grew by 13% cc, fuelled by strong performance ex-US and the successful acceleration of SCIG Xembify® ’which grew by 62% cc in the first quarter. This growth builds on the expected double-digit-growth of the immunodeficiency market. Albumin grew at 7% while alpha-1 antitrypsin and specialty proteins combined delivered a 4% cc increase. Diagnostic sales stood at EUR 158 million, decreasing 8.3% cc year-over-year (-10.3% reported). The underlying business grew by 2.7% cc, excluding the EUR 19 million one-off in 2023. Performance was primarily driven by Blood Typing Solutions (+16% cc) with double-digit growth in key countries. NAT Donor Screening (-6% cc) was impacted by phasing in China but remains stable overall, with strong whole blood and plasma volume in the U.S. Excluding the abovementioned one-off, Immunoassays business segment was up by 22% cc. Bio Supplies revenue amounted to EUR 32 million, declining by 24.8% cc. The Division performed as expected, impacted by phasing, which is anticipated to be offset by robust revenue growth, expected to start in the second quarter this year. Plasma supply increased by 8% in the first quarter, and cost per liter (CPL) further declined by 2% in March compared to December 2023. The outlook for plasma remains positive going forward. Financial Performance and Leverage EBITDA Adjusted amounted to EUR 350 million in the first quarter, with a margin of 21.6%, leading to an increase of 230 bps (280 bps excluding the EUR 11 million contribution in the first quarter of 2023 from the 20% of Shanghai RAAS (SRAAS), now classified as an asset-held-for sale). EBITDA adjusted excludes EUR 40 million of one-off charges, primarily comprising transactions costs. EBITDA Reported stood at EUR 310 million, with an 800 bps increase in terms of margin. Reported EBITDA for the first quarter of 2023 included EUR 140 million in one-time restructuring costs. Reported net profit turned positive to EUR 21 million from negative EUR 108 million in the first quarter of 2023, a quarter impacted by the abovementioned one-time restructuring costs. Deleveraging remains a fundamental priority, and Grifols reiterates its commitment to deleveraging its balance sheet towards the 4.0x target, supported by further operating turnaround and the disposal of a 20% stake in SRAAS for EUR 1.6 billion. The leverage ratio, as per the Credit Facility, stood at 6.8x in the first quarter of 2024, up from 6.3x by the end of 2023 following the exclusion of SRAAS EBITDA contribution and an increase in net debt. The leverage ratio, as per the consolidated EBITDA as per profit and loss and Net Debt as per Balance Sheet, stood at 7.9x (8.4x by the end of 2023).

Page 3 of 4 In the first quarter, Free Cash Flow was EUR (253) million, a year-to-year decline of EUR 109 million, primarily due to non-recurring impacts in net working capital. Grifols increased its plasma inventory levels to meet expected revenue growth in the upcoming quarters and, simultaneously, a commercial payment of USD 150 million from China expected for Q1’ 2024 was delayed to April 2, 2024. The company is implementing strategic and tactical levers to enhance its financial position and liquidity, which is expected to improve throughout 2024. Net financial debt, as per the Credit Facility, stood at EUR 9,811 million. This amount does not include the impact of the financial obligations related to the leasing of primarily plasma centers (IFRS 16). The related impact is EUR 1,137 million, as of March 31, 2024. Therefore, net financial debt as per Balance Sheet reached EUR 10,948 million. As of March 31, 2024, Grifols had a liquidity position of EUR 713 million, with a cash position of EUR 449 million. The company is focused on debt management and addressing its 2025 maturities, evidenced in the closing of the EUR 1 billion private placement in April and the progress made on the SRAAS transaction, which is to close in June 2024. The transaction will raise EUR 1.6 billion through the disposal of a 20% stake in SRAAS. FY24 Guidance REVENUE (at cc; incl. Biotest) Total revenue growth 7%+ Biopharma revenue growth 8-10% EBITDA adjusted (excl. EUR 50m SRAAS 2023 contribution; incl. Biotest) EBITDA adjusted EUR 1,800m+ EBITDA adjusted margin 25-26% Alternative Performance Measures (APMs) This document contains the following Alternative Performance Measures (APMs): Consolidated EBITDA Reported, Consolidated EBITDA Adjusted, Leverage Ratio as per the Credit Facility, Net Debt as per the Credit Facility, Free Cash Flow, Working Capital, and non-recurring items. For further details on the definition, explanation on the use, and reconciliation of APMs, please see the Appendix of the Presentation as well as the “Alternative Performance Measures” document from our website www.grifols.com/en/investors. CONFERENCE CALL Grifols will host a conference call today, Tuesday, May 14, 2024, at 6:30 pm CET / 12:30 pm EST to provide a Business Update and its First Quarter 2024 Financial Results. To view and listen to the webcast and view the presentation, click on Business Update & Q1 2024 Results or visit the website www.grifols.com/en/investors. Participants are advised to register in advance of the conference call.

Page 4 of 4 The transcript and webcast replay of the call will be available on the web site at www.grifols.com/en/investors within 24 hours after the end of the live conference call. INVESTORS: Grifols Investors Relations & Sustainability inversores@grifols.com - investors@grifols.com sostenibilidad@grifols.com - sustainability@grifols.com Tel. +34 93 571 02 21 MEDIA CONTACTS: Grifols Press Office media@grifols.com / Tel. +34 93 571 00 02 Spain Duomo Comunicación Tel.: +34 91 311 92 89 – +34 91 311 92 90 Raquel Lumbreras (M. +34 659 572 185) Raquel_lumbreras@duomocomunicacion.com Borja Gómez (M. +34 650 402 225) Borja_gomez@duomocomunicacion.com About Grifols Grifols is a global healthcare company founded in Barcelona in 1909 committed to improving the health and well-being of people around the world. A leader in essential plasma-derived medicines and transfusion medicine, the company develops, produces, and provides innovative healthcare services and solutions in more than 110 countries. Patient needs and Grifols’ ever-growing knowledge of many chronic, rare and prevalent conditions, at times life-threatening, drive the company’s innovation in both plasma and other biopharmaceuticals to enhance quality of life. Grifols is focused on treating conditions across a broad range of therapeutic areas: immunology, hepatology and intensive care, pulmonology, hematology, neurology, and infectious diseases. A pioneer in the plasma industry, Grifols continues to grow its network of donation centers, the world’s largest with over 390 across North America, Europe, Africa and the Middle East, and China. As a recognized leader in transfusion medicine, Grifols offers a comprehensive portfolio of solutions designed to enhance safety from donation to transfusion, in addition to clinical diagnostic technologies. It provides high-quality biological supplies for life-science research, clinical trials, and for manufacturing pharmaceutical and diagnostic products. The company also supplies tools, information and services that enable hospitals, pharmacies and healthcare professionals to efficiently deliver expert medical care. Grifols, with more than 23,000 employees in more than 30 countries and regions, is committed to a sustainable business model that sets the standard for continuous innovation, quality, safety, and ethical leadership. In 2023, Grifols’ economic impact in its core countries of operation was EUR 9.6 billion. The company also generated 193,000 jobs, including indirect and induced. The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE:GRF). Grifols non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the U.S. NASDAQ through ADRs (NASDAQ:GRFS). For more information about Grifols, please visit www.grifols.com

Q1 2024 Results - 1 - Business Update Q1 2024 Results May 14, 2024

Q1 2024 Results - 2 - Legal Disclaimer Important Information This presentation does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC, the Spanish Securities Market and Investment Services Law (Law 6/2023, of 17 March, as amended and restated from time to time), Royal Decree 814/2023, of November 8, and its implementing regulations. In addition, this document does not constitute an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, nor a request for any vote or approval in any other jurisdiction. This information has not been audited. Forward-Looking Statements This presentation contains forward-looking information and statements about Grifols based on current assumptions and forecast made by Grifols management, including pro forma figures, estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expected”, “potential”, “estimates” and similar expressions. Although Grifols believes that the expectations reflected in such forward-looking statements are reasonable, various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the Company and the estimates given here. These factors include those discussed in our public reports filed with the Comisión Nacional del Mercado de Valores and the Securities and Exchange Commission, which are accessible to the public. The Company assumes no liability whatsoever to update these forward-looking statements or conform them to future events or developments. Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Grifols. Alternative Performance Measures (APMs) This document and any related conference call or webcast (including a Q&A session) contain, in addition to the financial information prepared in accordance with IFRS, alternative performance measures (‘APMs’) as defined in the guidelines issued by the European Securities and Markets Authority (‘ESMA’) on October 5, 2015. APMs are used by Grifols’ management to evaluate the group’s financial performance, cash flows or financial position in making operational and strategic decisions for the group and therefore are useful information for investors and other stakeholders. Certain key APMs form part of executive directors, management and employees’ remuneration targets. APMs are prepared on a consistent basis for the periods presented in this document. They should be considered in addition to IFRS measurements, may differ to definitions given by regulatory bodies relevant to the group and to similarly titled measures presented by other companies. They have not been audited, reviewed or verified by the external auditor of Grifols. For further details on the definition, explanation on the use, and reconciliation of APMs, please see the appendix as well as the “Alternative performance measures” document from our website www.grifols.com/en/investors.

Q1 2024 Results - 3 - 01 Business Update 02 Q1 2024 Financial Review 03 CEO First Impressions 04 FY 2024 Guidance Agenda 05 Key Priorities 06 Annex Thomas Glanzmann Executive Chairman Nacho Abia Chief Executive Officer (CEO)

Q1 2024 Results - 4 - Thomas Glanzmann Executive Chairman Business Update Q1 2024 Financial Review

Q1 2024 Results - 5 - Delivering on Commitments in a Challenging Q1 2024 • Separated ownership from management • To increase number of independent BoD members • Separation of roles between the Executive Chairman and CEO Strengthened corporate governance • Refuted all allegations from short-seller report • Unqualified audit opinion • CNMV validated Grifols’ financials, accounting and related party transactions at arm’s length basis • Commitment to increase disclosures and simplify APMs (Alternative Performance Measures) Navigated successfully a challenging start of the year • Simplification in structure of the leadership team • New senior management positions in key roles Enhanced leadership team Q1 2024 Financial Review CEO First Impressions FY 2024 Guidance Key Priorities Business Update

Q1 2024 Results - 6 - Delivering on Commitments in a Challenging Q1 2024 • Private offering of €1bn of 7.5% senior secured notes • To redeem 2025 senior unsecured notes • Improved maturity profile Closed €1bn private placement note • Due diligence completed • All regulatory approvals granted • Closing in June 2024 • Proceeds used to reduce senior secured notes Progressed on the €1.6bn SRAAS deal Positive phase III topline Fibrinogen clinical trial results • Met primary endpoint • Excellent safety profile • Effectiveness in treating acquired FD as equivalent to standard of care Q1 2024 Financial Review CEO First Impressions FY 2024 Guidance Key Priorities Business Update

Business Update | **Q1 2024 Financial Review** | CEO First Impressions | FY 2024 Guidance | Key Priorities

Q1 2024 Consolidated Financial Highlights

Sales growth

+5.5% cc[1]
Q1'24 vs. Q1'23

€1,626m

EBITDA Adjusted[2]

+21%
Q1'24 vs. Q1'23 excluding SRAAS Q1'23 contribution[3]

€350m

EBITDA Adjusted margin[2]

+280bps
Q1'24 vs. Q1'23 excluding SRAAS 20% Q1'23 contribution[3]

21.6%

Plasma supply[6]

+8%
vs. Q1'23

Free Cash Flow[2]

-€109m
Q1'24 vs. Q1'23

-€253m

Leverage ratio

6.8x[5]
As per the Credit Facility

7.9x[2]
As per EBITDA as per P&L and Net Debt as per the BS

Liquidity and cash balance

€713m
Liquidity position as of March 31, 2024

€449m
Cash on hand as of March 31, 2024

Cost Per Liter[6]

-2%
vs. Dec.'23

Note: All figures are presented on a consolidated basis (including Biotest) except for plasma supply and Cost per Liter which refer to U.S. data
[1] At constant currency, excluding exchange rate fluctuations over the period
[2] Reconciliations in the Annex
[3] Following the classification of SRAAS as an asset held-for-sale since January 2024, ~6.6% of its net profit is now consolidated into Grifols EBITDA vs. ~26.6% in 2023
[5] Defined as per the Credit Agreement; refer to Annex.
[6] US data only

Q1 2024 Results - 7 - GRIFOLS

Business Update | **Q1 2024 Financial Review** | CEO First Impressions | FY 2024 Guidance | Key Priorities

Biopharma Starts Strong with a 9.4% cc Increase, Driving 6.8%[1] cc Revenue Growth in Q1 2024

Revenue *(in million EUR)*


+6.8% cc[1]
+5.5% cc
+5.4%[1]
+4.1%
+9.4% cc
1,561
121
15
21
1,648
22
1,626
Q1'23
Biopharma
Diagnostic
Bio Supplies and others
Q1'24 cc
FX
Q1'24

Biopharma +9.4% cc

- **Immunoglobulin** +13%cc, **SCIG** +62%cc
- **Albumin** +7%cc
- **Alpha-1** and **Specialty proteins**: +4%cc

Diagnostic -8.3% cc; +2.7% cc[1]

- Impacted by **one-off commercial true-up in Q1'23**
- **Blood Typing** as the main driver of growth, with +16%cc
- **NAT** performance impacted by shipment delays in China

Note: All figures are presented on a consolidated basis (including Biotest). At constant currency (cc), excluding exchange rate fluctuations over the period
[1] Excluding one-off in Q1'23 revenues related to a commercial true-up in Diagnostic

Q1 2024 Results - 8 - GRIFOLS

Q1 2024 Results - 9 - EBITDA Adjusted Margin Increased by 280 bps vs. Q1 2023 EBITDA Adjusted (in million EUR) 163 310 125 40 11 Q1'23 Q1'24 Non-recurring expenses Reported EBITDA 299 350 18.8% 21.6% excl. SRAAS 20% Q1’23 contribution1 +280pbs SRAAS contribution Gross margin expanded to 38.8% (+320bps vs. Q1’23) driven by the cost per liter decline Lower absorption of opex on the back of lower revenues weight in Q1 compared with Q2-Q4 Lower EBITDA contribution of SRAAS in Q1’24 (EUR 0.5m) as 20% of SRAAS is now reported as an asset held-for sale1 .. [Contributions of SRAAS in 2023: EUR 11m in Q1’23 and EUR 25m in Q4’23] Note: All figures are presented on a consolidated basis (including Biotest). 1 Following the classification of SRAAS as an asset held-for-sale since January 2024, ~6.6% of its net profit is now consolidated into Grifols EBITDA vs. ~26.6% in 2023. Q1 2024 Financial Review CEO First Impressions FY 2024 Guidance Key Priorities Business Update

Q1 2024 Results - 10 - Free Cash Flow Mainly Impacted by Non-Recurring Items in Net Working Capital EBITDA Adjusted to Free Cash Flow reconciliation (in million EUR) Q1'23 Q1'24 EBITDA Adjusted 298 350 Inventories (143) (130) Receivables (62) (154) Payables 40 (56) Net working capital (166) (339) CAPEX (43) (38) IT and R&D (21) (22) Taxes (9) (4) Interests (78) (106) Others (47) (66) Free Cash Flow before extraordinary items (65) (217) Extraordinary Growth CAPEX (5) (32) Restructuring costs (75) (5) Free Cash Flow (145) (253) 01 03 04 Increase due to interest rates Egypt CAPEX Restructuring costs linked to the extension of the Operational Improvement Plan Higher inventory levels to meet expected revenue growth throughout 2024, partially offset by CPL decline Higher receivables mainly driven by the timing of a $150m commercial payment from China delayed to April 2, 2024 Payables: supplier ratio stayed steady at 55 days from Q1’23 to Q1’24, while peaking at 60 days in Dec.’23 Note: All figures are presented on a consolidated basis (including Biotest). 02 Capex, IT and R&D cash out stable Q1 2024 Financial Review CEO First Impressions FY 2024 Guidance Key Priorities Business Update

Q1 2024 Results - 11 - Nacho Abia Chief Executive Officer (CEO) CEO First Impressions FY 2024 Guidance, and Key Priorities

Q1 2024 Results - 12 - CEO First Impressions 02 05 03 06 01 04 Solid business fundamentals in a fast-growing market Cash flow generation and debt management, the key priority COVID impacts served as a catalyst for evolution and transformation Strategic initiatives in place to support mid and long-term growth Strong organizational commitment to our mission of serving patients, donors and stakeholders worldwide Significant opportunities to benefit from past investments Q1 2024 Financial Review CEO First Impressions FY 2024 Guidance Key Priorities Business Update

Q1 2024 Results - 13 - On Track to FY 2024 Guidance | Revenues and EBITDA Adjusted Outlook FY24 Revenue growth Q1’24 H1’24 H2’24 FY24 Total growth 5.5% cc 5-7% cc 10-12% cc 7%+ cc 1,561 1,663 1,597 1,770 1,626 Q1 Q2 Q3 Q4 2023 2024 EBITDA Adjusted Q1’24 H1’24 H2’24 FY24 EBITDA Adj. €350m ~€750m ~€1,050m €1,800m+ EBITDA Adj. margin 21.6% 23-24% 27-28% 25-26% 298 361 373 442 350 Q1 Q2 Q3 Q4 2023 2024 Key proteins sales volume increase Lower Cost Per Liter Higher absorption of Opex IG growth following revenue pattern and reflecting momentum in Europe and U.S. Drivers to achieve FY2024 Guidance Following Q1 phasing Albumin to further growth in China Alpha-1 growth driven by new specialty pharmacy partner Larger SCIG sales driven by U.S. market and recent launches in key EU countries, with new launches in 2024 Note: All figures are presented on a consolidated basis (including Biotest). 2024 figures scaled for illustrative purposes Improved product mix Q1 2024 Financial Review CEO First Impressions FY 2024 Guidance Key Priorities Business Update

Business Update | Q1 2024 Financial Review | CEO First Impressions | **FY 2024 Guidance** | Key Priorities

On Track to FY 2024 Guidance | Free Cash Flow

Outlook FY24


2024 initial plan
2024 forecast
€5m
Free Cash Flow FY24
Q1
Q2
Q3
Q4
-100
-253

Free Cash Flow 2024 includes EUR480m of extraordinary items:

Extraordinary Growth CAPEX (EUR 370m)

- Agreement with ImmunoTek to develop 28 plasma centers which will provide c.1.5m liters of plasma
- Construction of plasma infrastructure in Egypt
- Acquisition of plasma centers in Canada

Restructuring and transaction costs (EUR 110m)

mainly related to the extension of the Operational Improvement Plan

Drivers to achieve FY2024 Guidance

EBITDA expansion

Driven by revenue growth, product mix, further positive impact of the CPL, and operational leverage

Working capital normalization

Decrease in inventory levels coupled with a normalization of accounts receivables and payables

Drivers to exceed FY2024 Guidance

Cash Flow Improvement Plan

Activating a Cash Improvement Plan to improve FCF performance

Note: All figures are presented on a consolidated basis (including Biotest). 2024 figures scaled for illustrative purposes.
Free Cash Flow does not include proceeds related to the SRAAS 20% disposal

Q1 2024 Results - 14 - GRIFOLS

Q1 2024 Results - 15 - Plan to Improve Cash Generation in 2024 and Beyond EBITDA Continuing to expand EBITDA as the main driver of cash flow generation, along with maintaining financial discipline Investment discipline Capex and M&A Cash Improvement Plan Activated Cash Improvement Plan to increase cash flow generation 2024 2025-2027 01 Working capital normalization 02 Operations continuous improvement 03 SG&A and spend control 04 Optimize real estate 05 Portfolio analysis Q1 2024 Financial Review CEO First Impressions FY 2024 Guidance Key Priorities Business Update

Q1 2024 Results - 16 - Streamlining the Deleveraging Path SRAAS Proceeds 20% of SRAAS disinvestment to be fully use to reduce debt (€1.6bn) EBITDA Increase Driven by revenue growth, product mix, positive impact of the CPL, and operational leverage Q1 2024 Results - 16 - 6.3x 0.4x 0.1x FY23 SRAAS contribution Net debt increase Q1'24 Leverage ratio (as per the Credit Agreement 1 ) Liquidity Improvements Optimization in working capital will drive improvement in cash balance 01 02 03 Note: All figures are presented on a consolidated basis (including Biotest). 1 See Annex for reconciliations 2 Following SRAAS’ classification as an asset held-for-sale since January 2024, its contribution to EBITDA is excluded from the calculation of the leverage ratio as per the Credit Agreement Q1 2024 Financial Review CEO First Impressions FY 2024 Guidance Key Priorities Business Update 2 6.8x 4.5x -0.9x -1.2x -0.2x Q1'24 SRAAS proceeds EBITDA increase Cash position FY24E

Q1 2024 Results - 17 - Key Priorities Four-pillar strategy anchored on financial discipline… … supported by key focus areas Dedicated to meeting the needs of our patients and customers and serving our donors Commercial operations effectiveness Operational excellence and continuous improvement Innovation acceleration Cash flow improvement Commercial expansion and key product launches Talent assessment and performance culture Simplification 1 3 4 2 Financial discipline & cash flow generation Q1 2024 Financial Review CEO First Impressions FY 2024 Guidance Key Priorities Business Update

Q1 2024 Results - 18 - Building Blocks for Shareholder Value Creation for 2024 and Beyond 01 Robust business and market fundamentals in a growing industry 02 Focus on key priorities, led by FCF, leverage reduction and financial strength 03 Well-invested to further capture commercial and innovation opportunities 04 Accountable for FY2024 commitment and guidance 05 Investor Day in October ‘24 Q1 2024 Financial Review CEO First Impressions FY 2024 Guidance Key Priorities Business Update

Q1 2024 Results - 19 - Agenda Q2 2024 Financial Results July 30, 2024 Investor & Analysts Day 2024 October 10, 2024 Q3 2024 Financial Results November 7, 2024

Q1 2024 Results - 20 - ANNEX

Introduction | Financial review | CEO remarks | FY24 Guidance | Priorities and Action Plan | **Annex**

Delivering on 2024 Innovation Milestones

● *On track* ✓ *Completed*

Milestone	2024 timing		Status	Details
Alpha-1 AT 15% SC Phase 1/2 Cohort 2 Tx 1: First patient enrolled	H1		✓ Completed	First patient enrolled in March. Enrollment progressing on track
PRECIOSA Last Patient Out – LPLV	H1		● On track	Enrollment completed in 2023 Last patients finalizing treatment phase (LPLV expected in May)
OSIG in **DED** – Start of GLP Preclinical studies	H1		✓ Completed	GLP preclinical studies started in April. Results expected for Q4
Yimmugo BLA FDA approval	H1		● On track	FDA submission completed in Jun'23. Approval expected in Jun'24
Xembify® bi-weekly dosing FDA approval		H2	● On track	FDA submission (sBLA) completed in Sept'23.
GIGA2339 in **HBV** Phase 1 IND submission		H2	● On track	Preclinical activities (GMP manufacturing, GLP tox study) progressing on track to support IND submission for Ph1 study
PRECIOSA topline results		H2	● On track	Last patients finalizing treatment phase.
Gamunex in bags Conformance Lots production		H2	● On track	Progress on track
Fibrinogen Congenital & Acquired Deficiency MAA/BLA submission		H2	● On track	Positive topline study results released in Feb'24 Regulatory approval process in Europe and US to begin in Q4'24

Q1 2024 Results - 21 - GRIFOLS

Q1 2024 Results - 22 - Revenue | Q1 2024 Q1 2024 Q1 2023 In thousands of euros Reported At cc* Revenue by Business Unit 1.625.705 1.561.487 4,1% 5,5% Biopharma 1.394.727 1.290.691 8,1% 9,4% Diagnostic 158.283 176.475 (10,3%) (8,3%) Bio Supplies 31.468 42.265 (25,5%) (24,7%) Others & intersegments 41.227 52.056 (20,8%) (20,2%) Revenue by Country 1.625.705 1.561.487 4,1% 5,5% US + CANADA 925.326 943.551 (1,9%) (0,4%) E U 331.394 305.661 8,4% 8,4% ROW 368.985 312.275 18,2% 20,3% * Constant currency (cc) excludes exchange rate fluctuations over the period. Grifols Grifols Grifols % vs PY Note: All figures are presented on a consolidated basis (including Biotest).

P&L | Q1 2024

In thousands of euros	Q1 2024 Grifols Reported	Q1 2024 Grifols One-offs	Q1 2024 Grifols Reported excl. One-offs	Q1 2023 Grifols Reported	Q1 2023 Grifols One-offs	Q1 2023 Grifols Reported excl. One-offs	% vs PY Grifols Reported	% vs PY Grifols Reported excl. One-offs
Net Revenue	**1.625.705**	**-**	**1.625.705**	**1.561.487**	**(18.830)**	**1.542.657**	**4,1%**	**5,4%**
Cost of Sales	(994.860)	17.562	(977.298)	(1.007.048)	25.402	(981.646)	1,2%	0,4%
Gross Margin	**630.845**	**17.562**	**648.407**	**554.439**	**6.572**	**561.011**	**13,8%**	**15,6%**
% Net revenue	*38,8%*	-	*39,9%*	*35,5%*	-	*36,4%*	-	-
R&D	(90.462)	109	(90.353)	(104.657)	3.770	(100.887)	13,6%	10,4%
SG&A	(339.051)	22.911	(316.140)	(413.659)	114.770	(298.889)	18,0%	(5,8%)
Operating Expenses	**(429.513)**	**23.020**	**(406.493)**	**(518.316)**	**118.540**	**(399.776)**	**17,1%**	**(1,7%)**
Share of Results of Equity Accounted Investees - Core Activities	2.470	-	2.470	14.506	-	14.506	(83,0%)	(83,0%)
OPERATING RESULT (EBIT)	**203.802**	**40.582**	**244.384**	**50.629**	**125.112**	**175.741**	**302,5%**	**39,1%**
% Net revenue	*12,5%*	-	*15,0%*	*3,2%*	-	*11,4%*	-	-
Financial Result	(156.600)	-	(156.600)	(134.742)	-	(134.742)	(16,2%)	(16,2%)
Share of Results of Equity Accounted Investees	(145)	-	(145)	(61)	-	(61)	(137,7%)	(137,7%)
PROFIT BEFORE TAX	**47.057**	**40.582**	**87.639**	**(84.174)**	**125.112**	**40.938**	**155,9%**	**114,1%**
% Net revenue	*2,9%*	-	*5,4%*	*(5,4%)*	-	*2,7%*	-	-
Income Tax Expense	(24.779)	(10.817)	(35.596)	3.229	(31.345)	(28.116)	(867,4%)	(26,6%)
% of pre-tax income	*52,7%*	-	*40,6%*	*3,8%*	*25,1%*	*68,7%*	-	-
CONSOLIDATED PROFIT	**22.278**	**29.765**	**52.043**	**(80.945)**	**93.767**	**12.822**	**127,5%**	**305,9%**
Results Attributable to Non-Controlling Interests	(859)	(3.556)	(4.415)	(27.321)	3.902	(23.419)	96,9%	81,1%
GROUP PROFIT	**21.419**	**26.209**	**47.628**	**(108.266)**	**97.669**	**(10.597)**	**119,8%**	**549,4%**
% Net revenue	*1,3%*	-	*2,9%*	*(6,9%)*	-	*(0,7%)*		

Note: All figures are presented on a consolidated basis (including Biotest).

Q1 2024 Results - 23 - GRIFOLS

Cash Flow | Q1 2024

	Q1 2024						Q1 2023		% vs PY	
	Grifols						Grifols		Grifols	
In thousands of euros	Reported	Restructuring costs	One Off's Adjusted	Transaction costs	Total one-offs	Reported excl. One-offs	Reported	Reported excl. One-offs	Reported	Reported excl. One-offs
Reported Group Profit	**21.418**	**1.835**	**12.885**	**11.489**	**26.209**	**47.627**	**(108.266)**	**(10.597)**	**120%**	**549%**
Depreciation and Amortization	105.616	(121)	(2.915)	-	(3.036)	102.579	119.813	119.813	-12%	-14%
Net Provisions	14.666	-	-	-	-	14.666	70.415	31.436	-79%	-53%
Other Adjustments and Other Changes in Working Capital	32.634	463	9.933	3.830	14.226	46.859	22.174	49.617	47%	-6%
Change in Operating Working Capital	(339.256)	(1.694)	(13.883)	(5.526)	(21.103)	(360.359)	(165.598)	(172.677)	-105%	-109%
Changes in Inventories	*(130.110)*	-	*(13.883)*	-	*(13.883)*	*(143.993)*	*(143.249)*	*(143.249)*	*9%*	*-1%*
Change in Trade Receivables	*(153.680)*	-	-	-	-	*(153.680)*	*(62.016)*	*(43.186)*	*-148%*	*-256%*
Change in Trade Payables	*(55.466)*	*(1.694)*	-	*(5.526)*	*(7.220)*	*(62.686)*	*39.667*	*13.758*	*-240%*	*-556%*
Net Cash Flow From Operating Activities	**(164.922)**	**483**	**6.020**	**9.792**	**16.294**	**(148.628)**	**(61.462)**	**17.592**	**-168%**	**-945%**
Business Combinations and Investments in Group Companies	(20.220)	-	-	-	-	(20.220)	-	-	-	-
CAPEX	(38.050)	-	-	-	-	(38.050)	(42.739)	(42.739)	11%	11%
R&D/Other Intangible Assets	(22.004)	-	-	-	-	(22.004)	(20.792)	(20.792)	-6%	-6%
Other Cash Inflow / (Outflow)	(7.678)	-	-	-	-	(7.678)	(19.506)	(19.506)	61%	61%
Net Cash Flow From Investing Activities	**(87.952)**	**-**	**-**	**-**	**-**	**(87.952)**	**(83.037)**	**(83.037)**	-6%	-6%
Free Cash Flow	**(252.874)**	**483**	**6.020**	**9.792**	**16.294**	**(236.580)**	**(144.499)**	**(65.445)**	**-75%**	**-261%**
Issue / /Repayment) of Debt	153.725	-	-	-	-	153.725	21.884	21.884	602%	602%
Capital Grants	3.695	-	-	-	-	3.695	1.325	1.325	179%	179%
Dividends (Paid) / Received	-	-	-	-	-	-	-	-	-	-
Other Cash Flows From / (Used in) Financing Activities	8.036	-	-	-	-	8.036	5.799	5.799	39%	39%
Net Cash Flow From Financing Activities	**165.456**	-	-	-	**-**	**165.456**	**29.008**	**29.008**	**470%**	**470%**
Total Cash Flow	**(87.418)**	**483**	**6.020**	**9.792**	**16.294**	**(71.124)**	**(115.492)**	**(36.437)**	**24%**	**-95%**
Cash and Cash Equivalents at the Beginning of the Year	**529.577**	-	-	-	-	529.577	547.979	547.979	-3%	-3%
Effect of Exchange Rate Changes in Cash and Cash Equivalents	**6.386**	-	-	-	-	6.386	(6.833)	(6.833)	193%	193%
Cash and Cash Equivalents at the End of the Period	**448.545**	**483**	**6.020**	**9.792**	**16.294**	**464.839**	**425.654**	**504.709**	**5%**	**-8%**

Note: All figures are presented on a consolidated basis (including Biotest).

Q1 2024 Results - 24 - GRIFOLS

Balance Sheet | Q1 2024

In thousands of euros

Assets

	Mar-24	Dec-23
Non-Current Assets	**15.193.919**	**14.989.149**
Goodwill and Other Intangible Assets	10.741.139	10.579.564
Property Plant & Equipment	3.249.983	3.247.122
Investments in Equity Accounted Investees	532.080	534.970
Non-Current Financial Assets	210.109	176.676
Other Non-Current Assets	460.608	450.817
Current Assets	**6.759.091**	**6.451.906**
Non-Current Contract Assets Held for Sale	1.435.675	1.433.867
Inventories	3.647.354	3.459.278
Current Contract Assets	45.484	47.751
Trade and Other Receivables	952.531	767.259
Other Current Financial Assets	160.379	139.719
Other Current Assets	69.123	74.455
Cash and Cash Equivalents	448.545	529.577
Total Assets	**21.953.010**	**21.441.054**

In thousands of euros

Liabilities

	Mar-24	Dec-23
Equity	**8.121.794**	**7.972.485**
Capital	119.604	119.604
Share Premium	910.728	910.728
Reserves	4.517.312	4.482.797
Treasury Stock	(152.748)	(152.748)
Current Year Earnings	21.419	59.315
Other Comprehensive Income	527.425	407.469
Non-Controllling Interests	2.178.054	2.145.320
No-Current Liabilities	**10.792.852**	**11.152.965**
Non-Current Financial Liabilities	9.650.428	10.033.604
Other Non-Current Liabilities	1.142.424	1.119.361
Current Liabilities	**3.038.364**	**2.315.603**
Current Financial Liabilities	1.745.272	1.023.613
Other Current Liabilities	1.293.092	1.291.990
Total Equity and Liabilities	**21.953.010**	**21.441.054**

Note: All figures are presented on a consolidated basis (including Biotest).

Q1 2024 Results
- 25 -
GRIFOLS

Q1 2024 Results - 26 - EBIT to EBITDA and EBITDA Adjusted In thousand of euros 203.802 254.785 250.588 243.396 952.571 50.629 (106.139) (112.689) (108.976) (107.581) (435.385) (122.511) Reported EBITDA 309.941 367.474 359.564 350.977 1.387.957 173.140 % Net revenue 19,1% 20,8% 22,5% 21,1% 20,9% 11,1% Restructuring costs 2.326 19.916 - - 22.242 139.427 Transaction costs 15.318 19.590 13.762 9.735 58.405 4.515 Diagnostic commercial true-up - - - - - (18.830) Impairments - 1.794 - - 1.794 - Biotest Next Level Project - 33.100 - - 33.100 - Other non-recurring items 22.818 - - - 22.818 - Total adjustments 40.461 74.400 13.762 9.735 138.358 125.112 - - - Adjusted EBITDA 350.402 441.874 373.326 360.712 1.526.316 298.252 % Net revenue 21,6% 25,0% 23,4% 21,7% 22,9% 19,3% Q1 2024 Q4 2023 Q3 2023 Q2 2023 Q1 2023 Q1 2024 LTM Depreciation & Amortization OPERATING RESULT (EBIT) Note: All figures are presented on a consolidated basis (including Biotest).

Leverage Ratio as per Credit Agreement

In millions of euros except ratio.	Q1'24	Q4'23	Q3'23	Q2'23	Q1'23
Non-Current Financial Liabilities	9.650	10.034	10.299	10.203	9.999
Non-recurrent Lease Liabilities (IFRS16)	(1.026)	(1.004)	(928)	(890)	(884)
Current Financial Liabilities	1.745	1.023	757	733	761
Recurrent Lease Liabilities (IFRS16)	(111)	(107)	(104)	(101)	(99)
Cash and Cash Equivalents	(449)	(530)	(484)	(523)	(426)
Net Financial Debt as per Credit Agreement	**9.811**	**9.416**	**9.540**	**9.422**	**9.351**

In millions of euros except ratio.	LTM Q1'24	FY 2023	LTM Q3'23	LTM Q2'23	LTM Q1'23
OPERATING RESULT (EBIT)	**953**	**799**	**722**	**672**	**694**
Depreciation & Amortization	(435)	(452)	(456)	(454)	(447)
Reported EBITDA	**1.388**	**1.251**	**1.178**	**1.126**	**1.141**
IFRS 16	(104)	(102)	(103)	(101)	(102)
Restructuring costs	24	159	165	171	174
Transaction costs	59	48	31	19	28
Cost savings, operating improvements and synergies on a "run rate"	132	135	121	121	92
Other one-offs	(49)	(7)	24	24	4
Total adjustments	**61**	**233**	**238**	**234**	**194**
Adjusted EBITDA LTM as per Credit Agreement	**1.449**	**1.484**	**1.416**	**1.360**	**1.335**
Leverage Ratio as per Credit Agreeement	**6,8x**	**6,3x**	**6,7x**	**6,9x**	**7,0x**

Note: All figures are presented on a consolidated basis (including Biotest). The leverage ratio of Q4 2023 was adjusted according to the 2023 audited annual reports published on March 8, 2024.

Q1 2024 Results - 27 - GRIFOLS

Q1 2024 Results - 28 - Leverage Ratio as per Consolidated EBITDA and Net Debt as per Balance Sheet In millions of euros except ratio. Q1'24 Q4'23 Q3'23 Q2'23 Q1'23 Non-Current Financial Liabilities 9.650 10.034 10.299 10.203 9.999 Current Financial Liabilities 1.745 1.023 757 733 761 Cash and Cash Equivalents (449) (530) (484) (523) (426) Net Financial Debt 10.947 10.527 10.572 10.413 10.334 In millions of euros except ratio. LTM Q1'24 FY 2023 LTM Q3'23 LTM Q2'23 LTM Q1'23 OPERATING RESULT (EBIT) 953 799 722 672 694 Depreciation & Amortization (435) (452) (456) (454) (447) Reported EBITDA 1.388 1.251 1.178 1.126 1.141 Leverage Ratio Reported 7,9x 8,4x 9,0x 9,2x 9,1x Note: All figures are presented on a consolidated basis (including Biotest).

NCI Contributions

In thousand of euros	LTM Q1 2024 Grupo GDS	Grupo Biotest	BPC	Haema
Profit after tax from continuing operations	111.322	(71.484)	54.684	21.515
Income tax expense	(38.758)	45.002	(4.655)	(3.652)
Financial result	64.034	(41.434)	11.358	5.832
Amortisation and depreciation	(47.474)	(50.352)	(8.529)	(8.083)
Consolidated EBITDA	**133.520**	**(24.700)**	**56.509**	**27.419**
Impact IFRS16- Finance Leases (leases of plasma donation centre properties)	(2.389)	(7.854)	(5.511)	(4.728)
Restructuring costs	5.071	-	546	(449)
Other non-recurring items		10.400		
Consolidated EBITDA under Credit Agreement	**136.202**	**(22.155)**	**51.545**	**22.242**
% of non-controlling interest	42%	30%	100%	100%
Consolidated EBITDA according to Credit Agreement non-controlling interest	**57.259**	**(6.607)**	**51.545**	**22.242**
Cash and cash equivalents	(958)	(84.748)	(16.816)	(12.709)
Financial assets/liabilities with Grifols	(975.157)	328.164		
Leasing liabilities (leases of real estate of plasma donation centres)	14.016	57.877	58.002	12.617
Loans and other financial liabilities	341	304.047	-	-
Total Balance Sheet Net Debt	**(961.757)**	**605.340**	**41.187**	**(92)**
Impact IFRS16- Finance Leases (leases of plasma donation centre properties)	(14.016)	(57.877)	(58.002)	(12.617)
Total Net Financial Debt according to Credit Agreement	**(975.774)**	**547.462**	**(16.816)**	**(12.709)**
Total Net Financial Debt according to Credit Agreement non-controlling interest	**(410.215)**	**163.253**	**(16.816)**	**(12.709)**

Note: All figures are presented on a consolidated basis (including Biotest).

Q1 2024 Results - 29 - GRIFOLS

Q1 2024 Results - 30 - FCF Before Extraordinary Items & CAPEX with Interests FCF Before Extraordinary Items In millions of euros Q1'24 Q4'23 Q3'23 Q2'23 Q1'23 EBITDA Adjusted 350 442 373 361 298 Changes in working capital (339) 3 (111) (133) (166) CAPEX (38) (79) (45) (43) (43) R&D and IT (22) (24) (21) (20) (21) Taxes (4) (91) (37) (21) (9) Interests (106) (129) (111) (198) (78) Others (66) (70) 51 (26) (47) FCF Before Extraordinary Items (225) 5 2 9 9 (80) (65) Extraordinary Growth CAPEX (23) (19) (48) (2) (5) Restrucutring and transactions costs (5) (20) (19) (9) (75) Free Cash Flow (253) 1 4 3 3 (92) (144) CAPEX In thousend of euros Q1'24 Q4'23 Q3'23 Q2'23 Q1'23 CAPEX Reported 38.050 78.869 45.260 42.670 42.738 Interest Capitalized 7.799 9.780 9.133 8.927 9.050 CAPEX with Interest 45.849 88.649 54.394 51.597 51.788 Note: All figures are presented on a consolidated basis (including Biotest).

Net Revenue Reconciliation at cc | Q1 2024

In thousands of euros	Q1 2024	Q1 2023	% Var
Reported Net Revenues	1.625.703	1.561.487	4,1%
Variation due to Exchange Rate Effects	21.583		
Net Revenues at Constant Currency	**1.647.286**	**1.561.487**	**5,5%**

In thousands of euros	Q1 2024	Q1 2023	% Var
Reported Biopharma Net Revenues	1.394.726	1.290.691	8,1%
Variation due to Exchange Rate Effects	17.276		
Reported Biopharma Net Revenues at Constant Currency	**1.412.002**	**1.290.691**	**9,4%**

In thousands of euros	Q1 2024	Q1 2023	% Var
Reported Diagnostic Net Revenues	158.283	176.475	(10,3%)
Variation due to Exchange Rate Effects	3.623		
Reported Diagnostic Net Revenues at Constant Currency	**161.906**	**176.475**	**(8,3%)**

In thousands of euros	Q1 2024	Q1 2023	% Var
Reported Bio Supplies Net Revenues	31.468	42.265	(25,5%)
Variation due to Exchange Rate Effects	368		
Reported Bio Supplies Net Revenues at Constant Currency	**31.836**	**42.265**	**(24,7%)**

In thousands of euros	Q1 2024	Q1 2023	% Var
Reported Others & Intersegments Net Revenues	41.226	52.056	(20,8%)
Variation due to Exchange Rate Effects	316		
Reported Other & Intersegments Net Revenues at Constant Currency	**41.542**	**52.056**	**(20,2%)**

In thousands of euros	Q1 2024	Q1 2023	% Var
Reported U.S. + Canada Net Revenues	925.324	943.551	(1,9%)
Variation due to Exchange Rate Effects	14.917		
Reported U.S. + Canada Net Revenues at Constant Currency	**940.241**	**943.551**	**(0,4%)**

In thousands of euros	Q1 2024	Q1 2023	% Var
Reported EU Net Revenues	331.394	305.661	8,4%
Variation due to Exchange Rate Effects	(166)		
Reported EU Net Revenues at Constant Currency	**331.228**	**305.661**	**8,4%**

In thousands of euros	Q1 2024	Q1 2023	% Var
Reported ROW Net Revenues	368.985	312.275	18,2%
Variation due to Exchange Rate Effects	6.832		
Reported ROW Net Revenues at Constant Currency	**375.817**	**312.275**	**20,3%**

Note: All figures are presented on a consolidated basis (including Biotest).

Q1 2024 Results - 31 - GRIFOLS

Q1 2024 Results - 32 - Grifols Use of Alternative Performance Measures (APMs) Grifols' financial statements are prepared in accordance with EU-IFRS and other provisions of the applicable financial reporting framework and include APMs prepared in accordance with the group's financial reporting model, as defined in the guidelines issued by ESMA. APMs are used by Grifols’ management to evaluate the group’s financial performance, cash flows, and financial position in making operational and strategic decisions for the group. APMs are prepared on a consistent basis for the periods presented in this document. They should be considered in addition to IFRS measurements, may differ from definitions given by regulatory bodies relevant to the group and to similarly titled measures presented by other companies. They have not been audited, reviewed, or verified by the external auditor of the Grifols group. Rounding may explain any slight differences in the reconciliations. This document contains the following Alternative Performance Measures (APMs): Consolidated Reported EBITDA, Consolidated Adjusted EBITDA, EBITDA Reported Attributable to Non-Controlling Interest (NCI), Working Capital, Capex, Cash Flow from Operating Activities, Free Cash Flow (FCF), Free Cash Flow Before Extraordinary Items, Net Financial Debt Reported, Net Financial Debt Reported Attributable to Non-Controlling Interest (NCI), Leverage Ratio Reported, Liquidity, Non-recurring Items, Operational Expenditures (Opex), and Constant Currency (cc). The company is committed to disclosing consolidated EBITDA ratios according to profit and loss (APM), adjusted EBITDA (APM), and net financial debt (APM) to provide investors with all the necessary information. It's also important to note that the debt-to-equity ratio under the Credit Agreement has been reported in the annexes of this presentation. This ratio, a key component of financial reporting, is not considered an APM because it does not reflect the business's financial performance. Instead, it serves as a benchmark for the company's financial leverage ratio under the credit agreement. For this reason, the company also use the following non-APMs in this presentation: Adjusted EBITDA Credit Agreement, Net Financial Debt as per Credit Agreement, Leverage Ratio per Credit Agreement, and Leverage Ratio per Credit Agreement Attributable to NCI. All of these APMs, their definition, and their relevance of use may be found in the extended APMs document that Grifols has published on its webpage. This document is available our website www.grifols.com/en/investors.

Q1 2024 Results - 33 - Investor Relations & Sustainability +34 93 571 02 21 investors@grifols.com sustainability@grifols.com inversores@grifols.com sostenibilidad@grifols.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  May 14, 2024